Filed by Cardinal Health, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                      Subject Company: Syncor International Inc.
                                                   Commission File No. 000-08640



[Cardinal Health logo]

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MERRILL LYNCH
HEALTH CARE SERVICES CONFERENCE

  George L. Fotiades
  Pharmaceutical Technologies and Services

  December 4, 2002


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FORWARD-LOOKING INFORMATION
 ------------------------------------------------------------------------------
Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Cardinal Health's Form 10-K, Form 8-K and Form 10-Q reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships, changes in the distribution outsourcing patterns for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic and market conditions. Cardinal Health undertakes no obligation to update or revise any forward-looking statements.

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation ("Syncor") in connection with the proposed merger, and their interests in the solicitation, is set forth in the definitive proxy statement/prospectus dated October 16, 2002 mailed to Syncor stockholders on October 17, 2002 and filed with the SEC as well as supplemental proxy material dated, mailed and filed with the SEC on November 25, 2002. Additional proxy materials will be filed with the SEC shortly. Cardinal Health, Inc.
("Cardinal Health") has filed a registration statement on Form S-4 in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus and supplemental proxy material because it contains important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and the supplemental proxy material, as well as additional proxy materials when they are filed, at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus and the supplemental proxy material, as well as any additional proxy materials once they are filed, may also be obtained from Cardinal Health or Syncor. Cardinal Health and Syncor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. In addition to the registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the proxy statement/prospectus and supplemental proxy material mailed to the stockholders of Syncor in connection with the transaction, as well as any additional proxy materials once they are filed, each of Cardinal Health and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal Health or Syncor. Investors should read the proxy statement/prospectus, the supplemental proxy materials, as well as any additional proxy materials once they are filed, carefully before making any voting or investment decision.

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[Cardinal Health logo]                                                         2

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RECENT EVENTS
--------------------------------------------------------------------------------

 SYNCOR TRANSACTION

 o Agreement on New Exchange Ratio

 o Comfortable moving forward

 o International rationalization will continue

 o Strong strategic rationale

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[Cardinal Health Logo]                                                         3

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CARDINAL HEALTH -- A WORLD-CLASS COMPANY
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 o Distribution, manufacturing, and consulting
                                                      [Image from annual report]
 o 50,000 associates on five continents

 o Annual revenues: > $44 billion

 o Operating earnings: approximately $2 billion

 o 15 years of > 20 percent EPS growth


 - 99% OF OPERATING EARNINGS FROM BUSINESSES
         WITH LEADING MARKET SHARE

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[Cardinal Health Logo]                                                         4

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OUR STRATEGY IS TO...
--------------------------------------------------------------------------------

  BE THE PREFERRED HEALTH CARE SERVICE PROVIDER -
           UPSTREAM AND DOWNSTREAM


                             /                       \
[Images of lab equipment]   ----- CARDINAL HEALTH ---- [Images of lab workers]
                             \             |         /
                                           |
                                           |
                                           V

                         --->    UNIQUELY POSITIONED TO PROVIDE SOLUTIONS

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[Cardinal Health Logo]                                                         5


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PHARMACEUTICAL TECHNOLOGIES & SERVICES
--------------------------------------------------------------------------------

o MANUFACTURE & PACKAGE OVER $15 BILLION IN                     REVENUES
  PRODUCT VALUE                                                   $1.5B

o TOUCHED OVER 50% OF NDAS APPROVED IN LAST                     CAPABILITIES
  3 YEARS                                                       ------------
                                                               - PHARMACEUTICAL
o PROPRIETARY DRUG DELIVERY TECHNOLOGIES                         DEVELOPMENT
                                                               - ORAL
o LEADER IN MEDICAL EDUCATION                                    TECHNOLOGIES
                                                               - STERILE
o 10,000 EMPLOYEES SERVING GLOBAL MARKETS                        TECHNOLOGIES
                                                               - PACKAGING
                                                               - SALES &
                                                                 MARKETING

[Pie graph depicting the following:]

 OPERATING EARNINGS CONTRIBUTION 13%

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[Cardinal Health logo]                                                         6

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FACTORS DRIVING PTS TODAY
--------------------------------------------------------------------------------

o Big pharma pipeline needs
  - Extending current product assets

o FDA compliance scrutiny
  - Creating outsource opportunities

o Biotech pipeline growth
  - Needs for resources and capabilities

o Consolidation (service providers)
  - Cost of scale & compliance -- acquisition opportunities

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[Cardinal Health logo]                                                         7

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PHARMACEUTICAL TECHNOLOGIES AND SERVICES

HOW DO WE WORK WITH CUSTOMERS?
--------------------------------------------------------------------------------

Provide integrated, enabling technologies and services that bring quality products to market faster and deliver greater value.

o SPEED, FLEXIBILITY, HIGHEST STANDARDS OF QUALITY

o FULL DEVELOPMENT PROGRAMS OR STAND ALONE PROJECTS

o STERILE, ORAL, POTENT, RADIO-PHARM, CYTOTOXIC SOLUTIONS

o COMMERCIAL MANUFACTURING AND PACKAGING

o SPECIALTY DISTRIBUTION AND COMMERCIAL LAUNCH PROGRAMS

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[Cardinal Health logo]                                                         8

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PHARMACEUTICAL TECHNOLOGIES AND SERVICES

UNMATCHED BREADTH
--------------------------------------------------------------------------------


DISCOVERY   - DEVELOPMENT   - COMMERCIAL   - SALES      - DISTRIBUTION
                               MFG AND        AND
                              PACKAGING     MARKETING


PHARMACEUTICAL TECHNOLOGIES & SERVICES


                CARDINAL HEALTH


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[Cardinal Health logo]                                                         9


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LEADERSHIP  - PROPRIETARY MANUFACTURING
--------------------------------------------------------------------------------

    Oral                     o Encapsulation technologies for > solubility
Technologies                 o Particle coating for controlled release
                             o Fast disperse with Zydis(R) format


   Sterile                   o Aseptic blow/fill/seal
Technologies                 o Lyophilization


Packaging                    o Pharmaceutical packaging & components

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[Cardinal Health logo]                                                        10

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LEADERSHIP - PROPRIETARY SERVICES
--------------------------------------------------------------------------------

 ------------------
/                    \               /---------------------------------------
|  Pharma Development |             / o Complete range of analytical and
|                     |            /    developmental services
|                     |            \  o Virtually all dosage forms
\                    /              \
  ------------------                 \---------------------------------------


  ------------------
/                    \               /---------------------------------------
|   Healthcare        |             /  o Medical education services
|   Marketing         |            /   o Contract sales support
|   Services          |            \
 \                   /              \
  ------------------                 \---------------------------------------




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[Cardinal Health logo]                                                        11


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PTS BUSINESS MODEL
--------------------------------------------------------------------------------

v INVEST in proprietary businesses with great growth prospects v INTEGRATE offering to create more customer value v ENGAGE early in the drug's development life v CREATE downstream manufacturing/packaging relationships v CONNECT multiple customer touch-points and cross-sell new business



Pharma            Oral           Sterile      Packaging          Healthcare
Development    Technologies   Technologies    Services           Marketing
                                                                  Services
       \       ------------------\  /------------------         /
        \                         \/                           /
----------                  80% of PTS earnings               --------------
        /                                                      \
       /                                                        \

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[Cardinal Health logo]                                                        12


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RECENT DEVELOPMENTS
--------------------------------------------------------------------------------

o Generic isotretinoin approved by FDA.  December 2 launch.

o Claritin Redi-Tabs OTC approved by FDA.

o Expanding lyophilization capacity:
  - Albuquerque (Spring 2003)
  - North Raleigh opening (Fall 2003)

o Expanding Phase 1/Phase 2 biotech development capability in San Diego

o Investment in Gala gene expression technology

o NJ Development Center pilot plant is now operational


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[Cardinal Health logo]                                                        13


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BASE AND NEW/PENDING BUSINESS
--------------------------------------------------------------------------------

                 ORAL                 STERILE                PACKAGING
--------------------------------------------------------------------------------
             |   Kaletra         |    Xopenex           |    Celebrex
             |   Advil           |    Xalatan           |    Maxalt
EXISTING     |   Claritin        |    Pulmozyme         |    Enbrel
PRODUCTS     |   Maxalt          |                      |    Avonex
             |   Zyprexa         |    Tobi              |    Concerta
             |   Detrol LA       |                      |
             |                   |                      |
--------------------------------------------------------------------------------
             |                   |                      |
             |   Isotretinoin    |                      |    Bextra
PENDING/     |      Generic      |                      |    Zetia
NEW          |   Clarinex        |  (2) New Injectables |    Evra
FY 03        |   Claritin OTC    |  (2) New Generic     |    Actos
             |   New Zydis CNS   |      Respiratory     |    FluMist
             |                   |                      |

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[Cardinal Health logo]                                                        14

PTS GROWTH DRIVERS - FY 2003
--------------------------------------------------------------------------------

o Growth of core Rx brands
o New product launches
o Development services growth
o Demand for sterile manufacturing capacity
o Cross-selling momentum

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[Cardinal Health logo]                                                        15

PTS FUTURE FOCUS
--------------------------------------------------------------------------------

o Grow development services (e.g. pulmonary, biotech)
o Expand proprietary manufacturing (e.g. sterile, Zydis)
o Expand sales & marketing presence in Europe and Japan
o Develop/acquire proprietary technologies (e.g. Gala)
o Continue to integrate capabilities (e.g. worldwide implementation of JD Edwards)


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[Cardinal Health logo]                                                        16


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                                  OUTLOOK 2003




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[Cardinal Health logo]                                                        17

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KEY DRIVERS FOR FISCAL 2003
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o Capitalize on Generic Bubble
o Med-Surg Distribution Driving Self Mtd Strategy
o Product launches from strong PTS pipeline
o Strong demand for patient safety and MedStation
o Cross selling leverage
o Strategic acquisitions



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[Cardinal Health logo]                                                        18

FISCAL 2003
CONSOLIDATED OUTLOOK*
--------------------------------------------------------------------------------
                                                            FY '03
                                                            GUIDANCE
--------------------------------------------------------------------------------
Revenue                                                     14-16%
--------------------------------------------------------------------------------
Operating Earnings*                                         18-20%
--------------------------------------------------------------------------------
Net Earnings*                                               20-22%
--------------------------------------------------------------------------------
Diluted EPS*                                                20-22%
--------------------------------------------------------------------------------

*excluding special items


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[Cardinal Health logo]                                                        19

--------------------------------------------------------------------------------

[Cardinal Health logo]


A HISTORY OF PERFORMANCE



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[Cardinal Health logo]                                                        20